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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                    Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a message to HP employees from Robert E. Knowling Jr., a member of HP's board of directors. The message is posted on HP's internal web site.

A PERSONAL NOTE

HP BOARD MEMBER COMMENTS ON THE MERGER IN A MESSAGE TO EMPLOYEES

In an open letter to Hewlett-Packard employees, HP board of directors member Robert Knowling addresses the recent media frenzy surrounding the merger and applauds employees for remaining focused.

Knowling, currently in New York City attending a board meeting for another company, began his message by reflecting on the lasting impression the tragedies of September 11 have left behind.

"While things seem to be fairly normal now around here, all you have to do is look out the 52nd floor window as I did yesterday to see firsthand the aftermath of the tragedy," he noted.

Despite the grim reality visible from the window, Knowling was touched by the resolve and performance of the employees.

Knowling went on to acknowledge HP employees' laudable efforts to deliver on business expectations in the face of intense media scrutiny.

"While the media continues to focus on the HP-Compaq deal, the employees of both of these great companies have the challenge of continuing to focus on and serve the customer in spite of all the noise and distraction," he said. "I find myself admiring what you have been able to do in light of all the publicity and much to my dismay, the negative attention aimed at our business."

Knowling also remarked that he believes the HP-Compaq combination is a necessary step to secure HP's future. "Bottom line, we become the '600-pound gorilla' that has to be reckoned with in size, deep experience, customer relationships, products and capability," he wrote. "The notion of staying the current course is a mistake and quite frankly, seals the fate of HP as a company that certainly will be a mere shadow of itself down the road and I sincerely believe that is near term. The board is totally committed to the strategy and this deal."

Reaffirming his confidence in CEO Carly Fiorina's change strategy, Knowling stated that "her leadership is not a departure from the ideals that the founders embraced and imbued into the company."

He wrote, "I believe in her. I trust her and I am confident that she will lead this company to the next level of greatness and she will be the first to admit when we get there that it was great HP employees who delivered the performance."

Read KNOWLING'S COMPLETE MESSAGE [below] to employees.

KNOWLING'S LETTER TO HP EMPLOYEES

You don't know me and it's not the purpose of my note. I'm a member of the Hewlett-Packard Board of Directors. I'm writing this message from New York City, where I'm attending a board

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meeting for another company. The offices for this company are next to what use to be the World Trade Centers.

When we started our meeting yesterday, the board was introduced to the executive in charge of this regional office who gave us some perspective on the September 11 tragedy. Obviously, the account from his perspective was traumatic. The office has had grief counselors in for months and while things seem to be fairly normal now around here, all you have to do is look out the 52nd floor window as I did yesterday to see first hand the aftermath of the tragedy.

These employees are never removed from the grim reality of what happened here yet they have found a way to put what is going on outside the window in the back of their minds in order to focus on the customer. How they are able to do this is a mystery to me. But I'm touched by their resolve and their performance. This New York operation is the No. 1 profit center for this firm.

Strangely enough, as I looked upon the rubble and saw the clean-up and salvage efforts, I couldn't help but think about the sheer number of people who have so much work to do here. The nation, however, gets to take some leave from all the news and coverage that hit us in the face every day for weeks and weeks.

I don't suggest for a moment that we've forgotten what has happened. In fact, being here has given me vivid portraits of the absolute horror of it all. This trip has been very sobering.

REMAINING FOCUSED

This brings me to why I wanted to write a quick note to you, the employees of HP. I've been reflecting on the fact that HP has been in the news every day for weeks and months on end. Our situation at HP doesn't even register on the radar screen compared to what's going on here in New York - outside this office building window. But, on a different level and scale, I do see a parallel in the notion that while the media continues to focus on the HP-Compaq deal, the employees of both of these great companies have the challenge of continuing to focus on and serve the customer in spite of all the noise and distraction.

As much as we would love to take a back seat to other news, we seem to be the focus far too often. Yet, lost in the noise is the effect all this press has on our employees. Regardless of what happens down the road, by and large most of your jobs will be the same after the purchase of Compaq or they'll remain the same without the consummation of the deal. You will be required to continue to carry a quota, to continue to invent, to continue to develop products, to continue to improve and enhance products, to continue to supervise people, to continue to administer benefit plans, to continue to support operations, to continue to solve customer problems, to continue to provide business solutions, and so on. And while this isn't a revelation, I find myself admiring what you have been able to do in light of all the publicity and much to my dismay, the negative attention aimed at our business.

In these tough economic times, HP people haven't been distracted to the point that the business suffers. In fact, the recent quarter was delivered above expectations. Carly has been very vocal with the board about the resolve and commitment that she has seen from employees.

A NOTE OF THANKS

So, while the news and attention continues, I would like to pause and offer my thank you to each and every one of you for driving business performance. I'd like to thank you for staying the course and serving the customer.

I will not insult you by saying that I understand how you feel about things. It's like understanding the difference between expressions of sympathy or empathy when someone is going through the

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loss of a loved one. Until I lost my Dad, I never really knew the difference between the two but, now that I've been through the loss of a parent, I understand. And therefore I'm perhaps more helpful and considerate to those who are going through it for the first time.

HIGHLIGHTING ADVANTAGES

On a final note, let me offer this about the business and your leader. While I've only been on the board a short period of time--just short of two years--I'm convinced that the Compaq deal is vital to the future success of HP.

The two entities combined enable us to build muscle tissue that absolutely will allow us to compete with IBM in the enterprise space with a rich array of services and products. We'll be able to leverage the respective infrastructures of HP and Compaq to truly develop and launch the kind of efficient direct model for the PC business that has to be done regardless of the deal. In doing so, we can now really compete against Dell.

This combination grants us even more opportunity for our industry leading printing and imaging business. Bottom line, we become the "600-pound gorilla" that has to be reckoned with in size, deep experience, customer relationships, products and capability.

The notion of staying the current course is a mistake and, quite frankly, seals the fate of HP as a company that certainly will be a mere shadow of itself down the road and I sincerely believe that is near term. The board is totally committed to the strategy and this deal.

A PERSONAL NOTE

For what it is worth, I've known your CEO for years. It pains me to see the negative publicity but this comes with the territory of being the CEO.

Through it all, I've not once seen her whine about how she is being treated and she's never shown me anything but grit and determination to win. She is her own worst critic and she doesn't duck the hard issues or questions.

I believe in her. I trust her and I am confident that she will lead this company to the next level of greatness and she will be the first to admit when we get there that it was great HP employees who delivered the performance. A leader must chart the course, make the tough decisions, enable the organization, applaud the effort, reward the performance and solely take the consequences for failure.

Fellow HP board members Dick Hackborn and Jay Keyworth have given me firsthand accounts of life with Dave Packard and Bill Hewlett. It is a privilege to serve as a board member with them. Having said that, I'm convinced we have the best leader in this nation at the helm. Her leadership is not a departure from the ideals that the founders embraced and imbued into the company.

GREAT PRODUCTS

Thank you for allowing me to intrude in your day. I wish each of you a joyous holiday season.

By the way, during my board meeting in New York yesterday, I noticed a couple of the members using Blackberry's, and they were not shy about using. I'd been taking notes on my new HP Jornada and when someone finally asked me late yesterday about the appliance, it felt good to show off my new great HP product.

Last year the four Knowling kids got HP laptops. This year it's the 715 digital camera. Go HP!

-Bob Knowling

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Compaq transaction or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Compaq transaction or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Compaq transaction or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Compaq transaction or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to the annual report on Form 10-K for the year ended Oct. 31, 2000, and subsequently filed reports. HP assumes no obligation and does not intend to update these forward-looking statements.


ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

     On November 15, 2001, HP filed a Registration Statement with the SEC containing a preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

     HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and

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Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.

     Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.


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